FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934
For the month of December 2004

ALADDIN KNOWLEDGE SYSTEMS LTD.
(Translation of registrant’s name in English)

15 Beit Oved Street, Tel Aviv, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Iindicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3 – 2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        On December 17, 2004, Aladdin Knowledge Systems Ltd. (the “Registrant”) issued a press release announcing that it has filed a registration statement with the Securities and Exchange Commission. A copy of the press release is attached hereto as Exhibit 1.

        This Form 6-K is being incorporated by reference in all effective registration statements filed by the Registrant under the Securities Act of 1933.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aladdin Knowledge Systems Ltd. (Registrant) BY: /S/ Erez Rosen —————————————— Erez Rosen Chief Financial Officer

Date: December 20, 2004

Exhibit 1

Aladdin Knowledge Systems
PRESS RELEASE

Aladdin Press Contact:	Aladdin Investor Contact:
Matthew Zintel	Mark Jones
Zintel Public Relations	Global Consulting Group
matthew@zintelpr.com	mjones@hfgcg.com
310.574.8888	646.284.9414

FOR IMMEDIATE RELEASE

Aladdin Knowledge Systems Ltd. Announces Filing of
Registration Statement for Offering of Ordinary Shares

Tel Aviv, Israel, December 17, 2004 – Aladdin Knowledge Systems Ltd. (NASDAQ and TASE: ALDN) announced today that it filed a registration statement with the Securities and Exchange Commission for an offering of approximately 2.6 million of its ordinary shares. An additional 390,000 shares are subject to an over-allotment option granted by selling shareholders to the underwriters.

Aladdin expects to use the net proceeds from the sale of its shares for general corporate purposes. In addition, Aladdin may use a portion of the net proceeds to acquire or invest in businesses or products or to obtain the right to use technologies complementary to its business. Aladdin has no commitments with respect to any future acquisition or investment.

UBS Securities LLC will serve as the sole book-running manager for the representatives of the underwriters for the offering.

A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This announcement shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration qualification under the securities laws of any such state.

When available, copies of the original prospectus may be obtained from UBS Securities LLC, Prospectus Department, 299 Park Avenue, New York, NY 10171.

About Aladdin
Aladdin Knowledge Systems Ltd. is a global provider of security solutions that reduce software theft, authenticate network users and protect against unwanted Internet and e-mail content, including spam and viruses. Its security products are organized into two segments: Software Digital Rights Management (DRM), and Enterprise Security. Aladdin's Software DRM products allow software publishers to limit revenue loss from software theft and piracy. Its Enterprise Security solutions enable organizations to secure their information technology assets by controlling who has access to their networks (authentication) and what content their users can utilize (content security).

Safe Harbor Statement
Except for the statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include general economic and business conditions, the loss of market share, changes in consumer buying habits and other factors over which Aladdin Knowledge Systems Ltd. has little or no control.